January 9, 2018

VIA EDGAR

Ms. Kim McManus

Senior Counsel

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Industrial Logistics Properties Trust

Registration Statement on Form S-11 (SEC File No. 333-221708)

Dear Ms. McManus:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Industrial Logistics Properties Trust that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, on January 11, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 4,778 copies of the Preliminary Prospectus dated January 2, 2018 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC
CITIGROUP GLOBAL MARKETS INC.
RBC CAPITAL MARKETS, LLC

As representatives of the several underwriters

UBS SECURITIES LLC

By:	/s/ Bethany Ropa
Name:	Bethany Ropa
Title:	Executive Director

By:	/s/ Sebastian Nakab
Name:	Sebastian Nakab
Title:	Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Adam Pozza
Name:	Adam Pozza
Title:	Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ John Perkins
Name:	John Perkins
Title:	Managing Director

[Signature Page to Acceleration Request]